UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012

Commission File Number: 001-34985

Globus Maritime Limited
(Translation of registrant’s name into English)

128 Vouliagmenis Avenue, 3rd Floor, Glyfada, Athens, Greece, 166 74
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐          No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

99.1	Press release dated September 10, 2012: Globus Maritime Reports Financial Results for the Quarter and Six Months Ended June 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  September 10, 2012

GLOBUS MARITIME LIMITED

By:	/s/ Elias S. Deftereos
Name:	Elias S. Deftereos
Title:	Chief Financial Officer

Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime Reports Financial Results for the Quarter

and Six Months Ended June 30, 2012

Athens, Greece, September 10, 2012. Globus Maritime Limited ("Globus," the “Company," “we,” or “our”), (NASDAQ: GLBS), a dry bulk shipping company, today reported its unaudited consolidated operating and financial results for the three-month and six-month periods ended June 30, 2012.

Included in the Company’s results is a one-time write-down of receivables by $1.7 million, the biggest portion of which is reflected in the voyage expenses.

Summary of Second Quarter 2012 (“Q2-12”) Results versus Second Quarter 2011 (“Q2-11”)

•

Revenue of $7.7 million versus $7.8 million, a 1% decrease;

•

Voyage expenses of $2.8 million, including the one-time charge of $1.5 million, excluding which our voyage expenses were $1.3 million versus $0.8 million, a 63% increase;

•

Net Revenue of $4.9 million versus $6.9 million, a 29% decrease;

•

Adjusted EBITDA of $1.7 million versus $4.2 million, a 60% decrease; adjusted EBITDA is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of non-GAAP financial measures;

•

Total comprehensive loss of $2.4 million versus a total comprehensive income of $1.2 million;

•

Basic loss per share of $0.27, calculated on 10,141,998 weighted average number of shares compared to basic earnings per share of $0.16, calculated on 7,319,908 weighted average number of shares;

•

An average of 7.0 vessels were owned and operated during Q2-12 compared to 5.1 vessels owned and operated during Q2-11. Average Time Charter Equivalent (“TCE”) dropped to $7,353 per day from $15,233 per day. A calculation of the TCE is provided in a later section of this press release;

•

Fleet utilization was 97.1% versus 99.4%; fleet utilization is further defined in a later section of this press release.

Summary of First Half 2012 (“H1-12”) Results versus First Half 2011 (“H1-11”)

•

Revenue of $17.1 million versus $16.2 million, a 6% increase;

•

Voyage expenses of $2.9 million versus $1.8 million, a 61% increase, including the one-time charge of $1.5 million;

•

Net Revenue of $14.2 million versus $14.4 million, a 1% decrease;

•

Adjusted EBITDA of $7.7 million versus $9.1 million, a 15% decrease;

•

Total comprehensive loss of $0.8 versus total comprehensive income of $3.4 million;

•

Average daily TCE of $11,236 per vessel with an average 7.0 vessels operating, versus an average daily TCE of $16,570 with an average of 5.1 vessels.

Dividend Declaration

Based on the reported loss for the second quarter 2012, the Company’s Board of Directors did not declare a dividend for the common shares for the period. The Company has 10,144,995 common shares issued and outstanding as of today.

The Company is continuing the policy of paying out a variable quarterly dividend in excess of 50% of the net income of the previous quarter, subject to any reserves the board of directors may from time to time determine are required. The declaration and payment of dividends, if any, will always be subject to the discretion of the board of directors of the Company. The amount of dividends paid in any period is not indicative of the amount that may be paid in the future. The timing and amount of any dividends declared will depend on, among other things: our earnings, financial condition and anticipated cash requirements and availability, additional acquisitions of vessels, restrictions in our debt arrangements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders, required capital and drydocking expenditures, reserves established by our board of directors, increased or unanticipated expenses, a change in our dividend policy, additional borrowings or future issuances of securities, or as a result of losses in connection with the non-performance of charterers and other factors, many of which will be beyond our control. We can give no assurance that dividends will be paid in the future.

Current Fleet Profile

On the date of this press release Globus’ subsidiaries own and operate seven dry bulk carriers, consisting of four Supramaxes, two Panamaxes and one Kamsarmax.

Vessel	Year Built	Yard	Type	Month/Yr Delivered	DWT	FLAG
Tiara Globe	1998	Hudong Zhonghua	Panamax	Dec 2007	72,928	Marshall Is.
Moon Globe	2005	Hudong-Zhonghua	Panamax	June 2011	74,432	Marshall Is.
Sun Globe	2007	Tsuneishi Cebu	Supramax	Sept 2011	58,790	Malta
River Globe	2007	Yangzhou Dayang	Supramax	Dec 2007	53,627	Marshall Is.
Sky Globe	2009	Taizhou Kouan	Supramax	May 2010	56,855	Marshall Is.
Star Globe	2010	Taizhou Kouan	Supramax	May 2010	56,867	Marshall Is.
Jin Star	2010	Jiangsu Eastern	Kamsarmax	June 2010	79,387	Panama
Weighted Average Age: 5.6 Years at 6/30/2012					452,886

Current Fleet Deployment

In late August, the Panamax “Tiara Globe” was chartered to Noor Shipping Services, a charter expected to begin in mid-September 2012 for a minimum period of three months (maximum six months) at $9,000 per day gross.

The Supramax vessels “River Globe” and “Star Globe” are trading on the spot market.

As of the day of this press release, we have secured under fixed employment approximately 68% of our fleet days for the rest of 2012, 45% for 2013, and 29% for 2014.

Employment Profile

Vessel	Charterer	Expiration Date (Earliest)	Type	Gross Daily rate
Tiara Globe	Noor Shipping Services (expected to start by mid-September 2012)	Dec 2012	Time charter	$9,000
River Globe	Spot	n/a	Spot	n/a
Star Globe	Spot	n/a	Spot	n/a
Sky Globe	HMM	Aug. 2013	Time charter	$12,500
Jin Star	Eastern Media International - Far Eastern Silo & Shipping	Jan 2015	Bareboat	$14,250
Moon Globe	Guaranteed nominee of Gleamray Maritime Inc.	June 2013	Time charter	$18,000 (net)
Sun Globe	Cosco Qingdao Shipping Co	Jan. 2015	Time charter	$16,000

Management Commentary

George Karageorgiou, President and Chief Executive Officer of Globus Maritime Limited, stated:

“The second quarter of 2012 was one of the most challenging for our company. Our results were negatively affected not only by the weak freight rate environment, but also from the drydockings of two vessels and the non-performance of Allied Maritime Inc. (“Allied”), the former charterer of the “Star Globe”, against whom, we are continuing the legal proceedings to recover this amount. Unfortunately such proceedings are often protracted.

“Given the low freight rate environment prevailing during the first half of 2012, we maintained an opportunistic approach employing three of our vessels in the spot market or under short term time charters. This preserves our ability to benefit from a market turnaround.

"We expect the dry bulk shipping market to remain challenging. Spot and time charter rates continue to hover at historic lows due to the extraordinarily-high fleet growth of the last couple of years.  Consequently, asset values have dropped steeply in the last year creating attractive fleet expansion opportunities.

“Looking ahead, we maintain contracted coverage of 68% of our fleet for the remainder of 2012, and 45% in 2013. We expect to continue our approach of short time charters for the remainder of the fleet, until a meaningful recovery in charter rates materializes.”

Elias Deftereos, Chief Financial Officer, added:

“Globus’ second quarter results reflect the ongoing instability and weakness in the dry bulk market, with the Baltic Dry Index declining approximately 59% this year alone.

“Furthermore, we see a decline of liquidity from the traditional lenders to our industry, as certain banks have announced reductions in their shipping loan portfolios. As a result banks are more selective when financing their clients. While some of our peers are facing challenges in the credit markets, Globus’s balance sheet remains strong, our relationships with banks are healthy and our shareholder base remains financially solid.

“In the face of these challenging conditions, we are continuing our strategy of cost containment which continues to produce tangible results, at a time when they are most needed. Daily operating expenses for our fleet decreased by 13% from the same quarter of last year. Operational efficiency is one of the most important assets for a company, especially during times of low freight rates.”

Management Discussion and Analysis of the Results of Operations

The financial results for Q2-12 and H1-12 reflect the decision of the Board of Directors of Globus to write-off an amount of $1.7 million from the Company’s receivables, the biggest portion of which relates to voyage expenses paid by the Company due to the non-performance by Allied during the charter of the vessel “Star Globe”. Globus continues the legal proceedings to recover this amount as debt and/or damages by Allied.

Second Quarter 2012 Compared to the Second Quarter 2011

Total comprehensive loss for Q2-12 amounted to $2.4 million versus a total comprehensive income of $1.2 million for Q2-11 mainly due to the following factors:

Revenue

Revenue during Q2-12 reached $7.7 million compared to $7.8 million during Q2-11. This is attributable to the 52% decrease in the average TCE rate (to $7,353 during Q2-12 from $15,233 in Q2-11), despite the 24% increase in the number of operating days, from 461 to 570. Revenue was also negatively affected as two vessels were drydocked during Q2-12 where as no vessels had been drydocked during Q2-11.

Voyage expenses

Voyage expenses during Q2-12 reached $2.8 million, including the one-time charge of about $1.5 million. Excluding one-time charges, our voyage expenses were $1.3 million, compared to $0.8 million in Q2-11. The increase is partially due to the increase in the number of operating days.

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, increased by $0.5 million to $2.3 million for Q2-12 versus $1.8 million in Q2-11, a 28% increase mainly attributable to the increase in the fleet size.

Average daily operating expenses in Q2-12 fell to $4,249 compared to $4,909 in Q2-10, a 13% decrease, reflecting our efforts to reduce vessel operating costs.

Depreciation

Depreciation increased by $0.6 million, to $2.9 million in Q2-12 from $2.3 million in Q2-11. The 26% increase in depreciation expense was due to the increased average number of vessels in our fleet.

Amortization of fair value of time charter attached to vessels

Amortization during Q2-12 was $0.5 million compared to $nil during Q2-11. Amortization refers to the fair value of above market time charters attached to the two vessels acquired during the second half of 2011, which is amortized on a straight line basis over the remaining period of the time charters.

Loss/gain on derivative financial instruments

The valuation of our two interest rate swaps at the end of each quarter is affected by the prevailing interest rates at that time. On June 30, 2012, the two interest rate swap agreements (for $25 million in total, or ~23% of our total debt outstanding of $108.6 million) were recorded at fair market value, which is the amount that would be paid by us or to us should those instruments be terminated. A non-cash unrealized gain of $0.3 million was recorded for Q2-12, compared to a non-cash unrealized loss of $0.02 million for Q1-11, a result of the change in the fair market value of the interest rate swaps.

Interest expense and finance costs

Interest expenses amounted to $0.8 million versus $0.6 million in Q2-11, attributable primarily to the higher level of bank debt.

First Half 2012 Compared to the First Half 2011

Total comprehensive loss for H1-12 amounted to $0.8 million versus a total comprehensive income of $3.4 million for H1-11 mainly due to the following factors:

Revenue

Revenue increased by 6% and reached $17.1 million in the H1-12 compared to $16.2 million for the same period in 2011. The increase is primarily attributable to the 34% increase in the number of operating days (from 895 in H1-11 to 1,203 in H1-12) despite the 32% decrease in the average TCE rate: $11,236 in H1-12 versus $16,570 in H1-11.

Voyage expenses

Voyage expenses during H1-12 reached $2.9 million, including the one-time charge of about $1.5 million. Excluding one-time charges, our voyage expenses amounted to $1.4 million, compared to $1.8 million in H1-11. This decrease is mainly attributable to the gain from the increase in the value of bunkers delivered at the end of time charters, and to lower costs achieved on repositioning our vessels during the first quarter of 2012.

Vessel operating expenses

Vessel operating expenses increased by 44%, from $3.4 million in H1-11 to $4.9 million for H1-12, an increase mainly attributable to the increase in the size of our fleet.

Average daily operating expenses dropped from $4,658 in H1-11 to $4,504 in H1-12, as a result of our efforts to reduce costs.

Interest expense and finance costs

Interest expenses grew from $1.2 million in H1-11 to $1.7 million in H1-12, attributable primarily to the higher level of bank debt. All of the Company’s bank loans are denominated in U.S. dollars.

Liquidity and capital resources

Net cash provided by operating activities for the six months ended June 30, 2012 and 2011 was $6.5 million and $10.9 million, respectively.

Net cash used in investing activities for the six months ended June 30, 2012 and 2011 was $nil and $34.5 million, respectively. For H1-11 cash used in investing activities predominantly related to purchases of the vessels “Moon Globe” and “Sun Globe”.

Cash used in financing activities for the six months ended June 30, 2012 mainly consisted of the following:

1)

two regular installments totaling $1.0 million to Deutsche Schiffsbank (now Commerzbank)

2)

four regular installments totaling $1.7 million to DVB Bank.

3)

our quarterly dividend payments for the 4th quarter of 2011 and 1st quarter of 2012 amounting to a total of $2.5 million and a preferred dividend paid of $0.3 million

4)

an amount of $1.7 million interest paid on our loans.

We also reduced the “undrawn and available” amount under the Credit Suisse revolving facility by $4.5 million in May 2012.

During Q2-12 we paid a preferred dividend of $80 per share to the holders of our Series A Preferred Shares. There are 3,347 Series A Preferred Shares issued and outstanding as of today.

As of June 30, 2012, our cash and bank balances and bank deposits were $8.6 million and our outstanding debt was $108.6 million, while an amount up to $5.5 million remained “undrawn and available” under the Credit Suisse revolving facility.

Scheduled vessel repairs

The vessels “Star Globe” and “River Globe” were drydocked during Q2-12. The vessel “Sun Globe” is scheduled to be drydocked during the third quarter of 2012. We budget 20 days per drydocking per vessel. Actual length will vary based on the condition of each vessel, shipyard schedules and other factors.

Conference Call Details

The Company’s management team will host a conference call and simultaneous internet webcast to discuss these results on Tuesday, September 11, 2012, at 9:00 a.m. Eastern Daylight Time.

Investors may access the webcast by visiting the Company’s website at www.globusmaritime.gr and clicking on the webcast link. Participants may also dial into the call 10 minutes prior to the scheduled time using the following numbers: 1-866-819-7111 (from the US), 0800-953-0329 (from the UK), 00800-4413-1378 (from Greece), or +44 (0)1452-542-301 (all other callers). Please quote “Globus Maritime.”

A replay of the conference call will be available until September 18, 2012 by dialing 1-866-247-4222 (from the US), 0800-953-1533 (from the UK), or +44(0)1452 550-000 (all other callers). Access Code: 36407079#. In addition, a replay of the webcast will be available on the Company’s website at www.globusmaritime.gr.

SELECTED CONSOLIDATED FINANCIAL & OPERATING DATA

	Three months ended		Six months ended
	June 30,		June 30,
(in thousands of U.S. dollars, except per share data)	2012	2011	2012	2011
	(Unaudited)		(Unaudited)
Statement of comprehensive (loss)/income data:
Revenue	7,660	7,765	17,118	16,226
Voyage expenses	(2,765)	(834)	(2,914)	(1,829)
Net Revenue (1)	4,895	6,931	14,204	14,397
Vessels operating expenses	(2,320)	(1,831)	(4,918)	(3,414)
Depreciation	(2,928)	(2,305)	(5,855)	(4,578)
Depreciation of dry docking costs	(161)	(54)	(318)	(57)
Amortization of fair value of time charter acquired	(454)	(18)	(906)	(18)
Administrative expenses	(452)	(500)	(927)	(1,049)
Administrative expenses payable to related parties	(150)	(293)	(293)	(570)
Share-based payments	(89)	(99)	(359)	(189)
Other expenses, net	(171)	(20)	(36)	(65)
Operating (loss)/profit before financial activities	(1,830)	1,811	592	4,457
Interest income from bank balances & deposits	12	12	30	27
Interest expense and finance costs	(843)	(615)	(1,715)	(1,200)
Gain/(loss) on derivative financial instruments	256	(22)	300	77
Foreign exchange (losses)/gains, net	(16)	(16)	29	(9)
Total loss from financial activities	(591)	(641)	(1,356)	(1,105)
Total comprehensive (loss)/income for the period	(2,421)	1,170	(764)	3,352

Basic (loss)/earnings per share for the period	(0.27)	0.16	(0.10)	0.46
Diluted (loss)/earnings per share for the period	(0.26)	0.16	(0.10)	0.45
Adjusted EBITDA (2)	1,713	4,188	7,671	9,110

(1) Net Revenue is computed by subtracting voyage expenses from revenue. Net Revenue is not a recognized measurement under international financial reporting standards (“IFRS”) and should not be considered as an alternative or comparable to net income.

(2) Adjusted EBITDA represents net earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of drydocking costs, amortization of fair value of time charter acquired, impairment and gains or losses on sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is not a recognized measurement under IFRS.

Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•

Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•

Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•

Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and

•

other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of total comprehensive income to Adjusted EBITDA for the periods presented:

	Three months ended		Six months ended
	June 30,		June 30,
(Expressed in thousands of U.S. dollars)	2012	2011	2012	2011
	(Unaudited)		(Unaudited)

Total comprehensive (loss)/income for the period	(2,421)	1,170	(764)	3,352
Interest and finance costs, net	831	603	1,685	1,173
Loss/(gain) on derivative financial instruments	(256)	22	(300)	(77)
Foreign exchange losses net,	16	16	(29)	9
Depreciation	2,928	2,305	5,855	4,578
Depreciation of drydocking costs	161	54	318	57
Amortization of fair value of time charter acquired	454	18	906	18
Adjusted EBITDA (unaudited)	1,713	4,188	7,671	9,110

(Expressed in thousands of U.S. Dollars)	As of June 30,	As of December 31,
	2012	2011
	(Unaudited)	Audited
Consolidated statement of financial position data:
Vessels, net	236,111	242,507
Office furniture and equipment	99	75
Other non-current assets	10	10
Total non-current assets	236,220	242,592
Cash and bank balances and bank deposits	8,605	9,301
Trade receivables, net	1,089	1,386
Inventories	649	554
Prepayments and other assets	4,097	2,226
Total current assets	14,440	13,467
Total assets	250,660	256,059
Share capital	40	40
Share premium	109,430	109,229
Retained earnings	27,392	30,750
Total equity	136,862	140,019
Long-term borrowings, net of current portion	99,364	105,518
Provision for staff retirement indemnities	71	66
Total non-current liabilities	99,435	105,584
Current portion of long-term borrowings	8,803	5,297
Trade accounts payable	1,185	945
Accrued liabilities and other payables	2,207	1,206
Derivative financial instruments	1,131	1,431
Deferred revenue	1,037	1,577
Total current liabilities	14,363	10,456
Total Liabilities	113,798	116,040
Total equity and liabilities	250,660	256,059

	Three months ended		Six months ended
	June 30,		June 30,
(Expressed in thousands of U.S. dollars)	2012	2011	2012	2011
	(Unaudited)		(Unaudited)
Statement of cash flow data:
Net cash generated from operating activities	2,658	6,494	6,452	10,879
Net cash generated from/(used in) investing activities	1	(31,501)	(5)	(34,527)
Net cash (used in)/generated from financing activities	(3,382)	32,328	(7,131)	30,119

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Ownership days (1)	637	464	1,274	914
Available days (2)	587	464	1,224	900
Operating days (3)	570	461	1,203	895
Bareboat charter days (4)	91	91	182	181
Fleet utilization (5)	97.1%	99.4%	98.3%	99.4%
Average number of vessels (6)	7.0	5.1	7.0	5.1
Daily time charter equivalent (TCE) rate (7)	$7,353	$15,233	$11,236	$16,570
Daily operating expenses (8)	$4,249	$4,909	$4,504	$4,658

(1)

Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.

(3)

Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances.

(4)

Bareboat charter days are the aggregate number of days during which the vessels in our fleet are subject to a bareboat charter.

(5)

We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.

(6)

Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.

(7)

TCE rates are our revenue less net revenue from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period excluding bareboat charter days, which is consistent with industry standards. TCE is a measure not in accordance with GAAP.

(8)

We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period excluding bareboat charter days.

The following table reflects the calculation of our daily TCE rates for the periods presented.

	Three months ended		Six months ended
	June 30,		June 30,
(Expressed in thousands of U.S. dollars, except number of days and TCE rates)	2012	2011	2012	2011
	(Unaudited)		(Unaudited)

Revenue	$7,660	$7,765	$17,118	$16,226
Less: Voyage expenses	$2,765	$834	$2,914	$1,829
Less: bareboat charter net revenue	$1,248	$1,249	$2,496	$2,483
Net revenue excluding bareboat charter revenue	$3,647	$5,682	$11,708	$11,914
Available days net of bareboat charter days	496	373	1,042	719
Daily TCE rate	$7,353	$15,233	$11,236	$16,570

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate seven vessels with a total carrying capacity of 452,886 DWT and a weighted average age of 5.6 years as of June 30, 2012.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited

+30 210 960 8300

Elias Deftereos, CFO

deftereos@globusmaritime.gr

Capital Link – New York

+1 212 661 7566

Nicolas Bornozis

globus@capitallink.com

Matthew Abenante